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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(FINAL AMENDMENT)

POLYMER GROUP, INC.
(Name of Subject Company (Issuer))

POLYMER GROUP, INC.
(Names of Filing Person (Issuer))

10% CONVERTIBLE SUBORDINATED NOTES
DUE 2007
(Title of Class of Securities)

731745 AJ4
(CUSIP Number of Class of Securities)

Willis C. Moore, III
Chief Financial Officer
Polymer Group, Inc.
4055 Faber Place Drive, Suite 201
North Charleston, South Carolina 29405
(843) 329-5151
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

H. Kurt von Moltke, Esq.
Kirkland & Ellis LLP
Aon Building
200 East Randolph Drive
Chicago, Illinois 60601
(312) 861-2000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  Third-party tender offer subject to Rule 14d-1

  ☒
  Issuer tender offer subject to Rule 13e-4.

  ☐
  Going-private transaction subject to Rule 13e-3.

  ☐
  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☒

        This Final Amendment to Schedule TO amends and supplements the Schedule TO originally filed on December 30, 2003 (the "Statement"), relating to the to the offer by Polymer Group, Inc., a Delaware corporation ("PGI"), (i) to exchange (the "Convertible Notes Exchange Offer") one share of Preferred Stock, par value $0.01 per share, of PGI ("Preferred Stock") for (i) each $1,000 principal amount of currently outstanding 10% Convertible Subordinated Notes due 2007 (CUSIP No. 731745 AJ 4) (the "Convertible Notes"), (ii) each $1,000 principal amount of additional Convertible Notes issued as payment-in-kind interest payments thereon, and (iii) each $1,000 of accrued but unpaid interest thereon (together with an additional share of Preferred Stock for any fractional amounts. Subject to the terms and conditions of the Convertible Notes Exchange Offer, PGI was to issue shares of Preferred Stock in exchange for up to $51,368,000 in aggregate principal amount of Convertible Notes, representing 100% of the outstanding principal amount of the Convertible Notes. The Convertible Notes Exchange Offer was open to all holders of Convertible Notes and is subject to the terms and conditions set forth in the Offering Memorandum, dated December 30, 2003, (the "Offering Memorandum"). The Offering Memorandum and the Letter Of Election And Instructions To Broker Or Bank were attached to the Statement as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Items 1 and 4.

        Items 1 and 4 are hereby amended and supplemented as follows:

        The Convertible Notes Exchange Offer expired at 5:00 p.m., New York City time, on January 29, 2004 (the "Expiration Date").

        Pursuant to the Convertible Notes Exchange Offer, as of 5:00 p.m., New York City time, on January 29, 2004, $3,396,000 in aggregate principal amount of Convertible Notes (the "Tendered Notes") were tendered and not withdrawn. A condition to the exchange offer was that at least 90% (approximately $46.2 million) in the aggregate principal outstanding amount of the Convertible Notes must be validly tendered and not withdrawn (the "Closing Condition"). This condition was not met. PGI will promptly return the Tendered Notes to the holders that tendered them through the facilities of The Depository Trust Company.

Item 5.

        Item 5 is hereby amended and supplemented as follows:

        As the Closing Condition had not yet been satisfied on the Expiration Date even though MatlinPatterson Global Opportunities Partners L.P. ("MP") had tendered its Convertible Notes, PGI agreed to release MP from its obligations not to withdraw its Convertible Notes from the Convertible Notes Exchange Offer under a pre-existing agreement between PGI and MP.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2004
POLYMER GROUP, INC.
	By:	/s/ WILLIS C. MOORE, III
	Name:	Willis C. Moore, III
	Title:	Chief Financial Officer

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  Items 1 and 4.
  Item 5.
SIGNATURE